

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2015

Mail Stop 4631

<u>Via E-Mail</u>
Mr. Kris Finstad
CEO and President
Content Checked Holdings, Inc.
8730 Sunset Blvd., Suite 240
West Hollywood, California 90069

> **Re:** **Content Checked Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 17, 2015**
> **File No. 333-205730**

Dear Mr. Finstad:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

Organizational History, page 1

1. In the second paragraph on page 2, please disclose how many shares you issued upon conversion of the Unsecured Bridge Notes and the Secured Bridge Notes. If these notes were converted at $0.45 and $0.40 per share, respectively, then that would appear to account for only 3,966,000 of the 8,331,808 shares you are registering for resale. Please also ensure that your Selling Stockholders section on page 15 describes all of the transactions in which your selling shareholders received all of the shares that you are registering for resale, including those that do not relate to the 2015 Offering. To the extent that any of these sales took place within the last 3 years, please also ensure that you have disclosed them in Item 15. Recent Sales of Unregistered Securities.

Capital Needs, page 2

2.   We note the separate discussions of funding needs and available cash resources in
        sections on pages 2, 21 and 25, disclose slightly different expectations as to the period
        your current funding will sustain operations through. Please substantially revise your
        disclosure to state clearly whether your current and available capital resources are
        sufficient to fund planned operations for a period of not less than twelve months into the
        future. To the extent you do not have sufficient resources to fund planned operations for
        the twelve month period, state the estimated deficiency in dollar terms and discuss how
        you plan to address the deficiency. Provide a discussion of your expected cash needs,
        including a discussion of specific cash needs over the next twelve months and a
        discussion of long-term liquidity as discussed in section 501.03.a of the Codification of
        Financial Reporting Policies.

Selling Stockholders, page 15

3.   We note your disclosure in the first paragraph on page 15 that the selling stockholders are
        offering up to (a) 8,331,808 shares sold to investors in your 2015 private placement
        offering and (b) 150,000 shares held by certain stockholders not related to the 2015
        private placement offering. Please reconcile such disclosure with your disclosure on the
        cover page of your prospectus and elsewhere that your selling stockholders are offering
        up to an aggregate of 8,331,808 shares of your common stock.

Market For Common Equity And Related Stockholder Matters, page 18

Market Information and Holders, page 18

4.   Please revise your 1st Quarter Ended June 30, 2016 to reflect June 30, 2015.

Securities Authorized for Issuance under Equity Compensation Plans, page 18

5.   We note your disclosure, "The number of shares of our common stock subject to the 2015
        Plan, any number of shares subject to any numerical limit in the 2015 Plan, to the terms
        of any incentive award or to any combination of the foregoing, is expected to be adjusted
        in the event of any change in our outstanding our common stock by reason of any stock
        dividend, spin-off, split-up, stock split, reverse stock split, recapitalization,
        reclassification, merger, consolidation, liquidation, business combination or exchange of
        shares or similar transaction." It is not clear to us what this disclosure is meant to convey
        to potential investors. Please revise for clarity.

Results of Operations, page 24

Period from July 19, 2013 (Inception) to March 31, 2014, page 24

6. We note your disclosure referencing a services agreement between you and Kris Finstad. We also note on page F-19 that you refer to a consulting agreement between you and Kris Finstad. We further note your reference to an employment agreement between you and Kris Finstad on page 10. Please revise your disclosure throughout your registration statement to consistently refer to the agreement between you and Kris Finstad.

Fiscal year ended March 31, 2015, page 24

7. We note your disclosure that you spent $47,808 for Kris Finstad to travel to Europe in 2015 and $55,244 for such travel in 2014. Please revise your registration statement to disclose whether you anticipate similar travel expenses for Kris Finstad in the future.

Description of Business, page 26

Overview, page 26

8. We note your disclosure that you have not generated any revenues from your business to date. We also note that you market a smartphone application for $2.99. Please expand your disclosure to discuss whether anyone has purchased your $2.99 smartphone application. We further note that your business model involves the sale of advertising on your application. Please expand your disclosure to include a discussion of any revenues generated from the sale of advertising. In this regard, we note that your last risk factor on page eight implies that you have sold and are currently selling advertising.

9. Further to our comment above, we note that on page 24 you say that you have "released [y]our product on July 21, 2014" and on page 26 you state that you have "introduced [your product] to the market." We also note disclosure on page 29 that on September 1, 2014, you released "MigraineChecked." As you have not generated any revenue from your products, please explain what you mean by these references.

10. We note your disclosure that you have not generated any revenues from your explorations to date. Please tell us what "explorations" you have engaged in to date.

Revenue Model, page 28

11. Please clarify whether and how you will generate revenue from product sales, as discussed in the second bullet point. You note that you will have generated trackable sales and new customers for manufacturers, but it is unclear whether you will generate revenue from these manufacturers or any other source in connection with these sales.

Government Regulations and Product Approval, page 31

12.   Please revise your registration statement to clarify the impact of government regulation and FDA oversight on ContentChecked. The disclosure in the last two bullet points on page 31 does not appear to relate to FDA oversight.

Employees, page 32

13.   We note your disclosure that you have one full time employee and nine contractors. Please tell us whether your Interim Chief Financial Officer is part time?

Directors, Executive Officers, Promoters and Control Persons, page 33

14.   We note your website contains a biography of Jim Herman as acting chief operating officer. Please revise this section to include a biography of Mr. Herman. See Item 401 of Regulation S-K. We note that further revisions may be appropriate to your disclosure under "Employees" on page 32.

Summary Compensation Table, page 35

15.   Please revise to provide compensation information for the company's current executive officers, similar to the disclosure you provided in your Item 2.01 Form 8-K filed April 30, 2015.

Other Related Party Transactions, page 39

16.   We note your disclosure that as of March 31, 2015 and 2014, you owed Mr. Finstad $503,222 and $86,008 for amounts paid by him for operating expenses. Please file as exhibits with your next amendment to this registration statement copies of the agreements evidencing the loans between your sole director and the company. If you are party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, you should provide a written description of the contract as an exhibit. Please do the same with any agreements for future funding from related parties. Please see Regulation S-K C&DI 146.04, available on our website.

Note 6 – Due to Related Party, page F-20

17.   Please reconcile your disclosure that you owe Mr. Finstad $597,242 and $145,979, respectively for amounts paid by him on behalf of the Company with your disclosure on page 30 that you owe Mr. Finstad $503,222 and $86,008.

Miscellaneous, page 46

18.   Please include disclosure similar to this in the body of your prospectus under a heading titled, "Interests of Named Experts and Counsel". See Item 10 of Form S-1 and Item 509 of Regulation S-K.

Item 16. Exhibits and Financial Statement Schedules, page 46

19.   We note your statement that investors should not rely on the representations and warranties in the agreements filed as exhibits as statements of the actual state of facts. We also note your statement that such representations and warranties were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments. Please be advised that we regard all of the provisions of the agreements filed as exhibits as disclosure to investors, and as such it is not appropriate to limit investors' reliance on these statements. Further, notwithstanding your disclaimer regarding changes after the date of the agreements filed as exhibits, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in the prospectus not misleading. Please revise to remove the limitation on reliance and confirm your understanding. Note that we do not object to statements cautioning investors to read the provisions in the agreements in the context of your other disclosures.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ameen Hamady (Staff Accountant) at 202-551-3891 or Terence O'Brien (Accounting Branch Chief) at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: Via E-Mail
        Jonathan R. Shechter, Esq.
        Foley Shechter LLP